P.E. 1/31/02

0-30306



02012844

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2002
WASH, D.C. 384 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2002

New Millennium Metals Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________

This is a form of a material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1. Reporting Issuer

New Millennium Metals Corporation
Suite 1730 - 355 Burrard Street
Vancouver, B.C. V6C 2G8

Item 2. Date of Material Change

October 22, 2001

Item 3. Press Release

The press release was disseminated through the Canada Stockwatch on October 23, 2001, and filed on SEDAR.

Item 4. Summary of Material Change

The Issuer proposes to amalgamate with Platinum Group Metals Ltd., every 1.65 common shares of the Issuer being exchanged for one (1) new common share of the amalgamated company.

Item 5. Full Description of Material Change

See attached News Release.

Item 6. Reliance on Section 85(2) of the Act

Nothing in this form is required to be maintained on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

Mr. Frank Hallam
President and CEO

(604) 642-0662

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Date: December 19, 2001

NEW MILLENNIUM METALS CORPORATION

By: "Frank Hallam"

Director
(Official Capacity)

Frank Hallam
(Please print here name of individual whose signature appears above.)

SEC Form 20-F
File No. 0-30306
PGM - CDNX

October 23, 2001

Platinum Group Metals and New Millennium Agree to Merge
Consolidating positions in Lac des Iles and Sudbury.

(Vancouver, B.C., October 23, 2001) – New Millennium Metals Corporation and Platinum Group Metals Ltd. (CDNX:PTG) today announced a planned merger of the two companies, giving the new entity one of the largest, well situated land positions in the Lac Des Iles region. Platinum Group Metals Ltd. also announced today that it intends to issue up to C$2 million of Special Warrants convertible into common shares. Griffiths McBurney & Partners will act as lead agent in the financing transaction, which is expected to close on or about November 30th, 2001.

Both companies have recently announced their initial results of exploration in the Lac des Iles area, near Thunder Bay Ontario. The combined enterprise will also have an involvement in the Agnew Lake property, west of Sudbury Ontario, currently being investigated by Pacific Northwest Capital Corp. and funded by Kaymin Resources Ltd., a subsidiary of Anglo American Platinum Corporation. In addition, the merged company will retain significant land positions in the River Valley area east of Sudbury.

PTG and PGM will amalgamate to form "Newco" under the name of Platinum Group Metals Ltd, subject to completion of due diligence and subject to regulatory and shareholder approvals. Holders of common shares of PTG will receive one common share of Newco for every one PTG common share held while holders of common shares of PGM will receive one share of Newco for every 1.65 shares of PGM held. All outstanding options, warrants and other convertible securities in PTG and PGM will be exchanged for comparable securities in Newco, adjusted as to number and price based on the above exchange ratio.

R. Michael Jones will be President and Chief Executive Officer of the combined company and Frank Hallam will join PTG's existing Board to form Newco's board upon closing. Darin Wagner will continue to work within the combined company in the capacity of Manager of Exploration and Dr. Roger Eckstrand will serve along with Dr. Tucker Barrie on the Advisory Board.

Mr. Jones said "This is a decisive move to bring together two companies with excellent exploration projects in the Lac des Iles and Sudbury regions. Between us we have demonstrated that the geological conditions particular to the Lac des Iles mine have been repeated in the immediate vicinity. We will have established a camp that effectively surrounds the existing mine with numerous targets to pursue. In addition, both New Millennium and Platinum Group Metals were early acquirors in the Sudbury region and both of our areas have now attracted the attention of the leading South African Platinum and Palladium producers."

Financing

Platinum Group Metals has also entered into a letter of intent with Griffiths McBurney & Partners for the brokered private placement of Special Warrants, subject to regulatory approval. The Special Warrants will be issued at a price in the range of $0.25-$0.30 per Special Warrant, for maximum gross proceeds of $2,000,000. Griffiths McBurney & Partners will receive a 6% commission. In the event that Special Warrants or shares are subject to a hold period of longer than 4 months, PTG will use its best efforts to prepare and obtain receipts for a (final) prospectus qualifying the shares issuable on exercise of the Special Warrants on or before 120 days from the closing date.

The net proceeds of the offering will be used for general working capital and for further development of PTG's properties. Frank Hallam said, "We are delighted that Griffiths McBurney and Partners have agreed to act as lead agent. This private placement will provide the combined company with the funds needed to meet the company's exploration objectives."

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank R. Hallam"

FRANK R. HALLAM, B.B.A., C.A.
President and Chief Executive Officer

Please contact Investor Relations at (604) 642-0662 for further information
Please visit our website at www.pgmexplore.com

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.

December 27, 2001

SEC Form 20-F, File No. 0-30306
PGM - CDNX

Private Placement Closed

(Vancouver, B.C., December 27, 2001) – New Millennium Metals Corporation reports that on December 24, 2001 it received final Canadian Venture Exchange approval for and has closed a Private Placement for 273,300 flow through shares at a price of $0.15 per share. There is no commissions or finder's fee to be paid with respect to this issue.

ON BEHALF OF THE BOARD OF DIRECTORS

"Frank Hallam"

FRANK R. HALLAM, B.B.A., C.A.
President and Chief Executive Officer

Please contact Investor Relations at (604) 642-0662 for further information
Please visit our website at www.pgmexplore.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

January 28, 2002

SEC Form 20-F, File No. 0-30306
PGM - CDNX

Shareholders Approve Amalgamation of Platinum Group Metals Ltd. and New Millennium Metals Corporation to Create the Largest Land Position Surrounding a Primary PGE Mine in North America

(Vancouver, B.C., January 28, 2002) - The shareholders of New Millennium Metals Corporation and Platinum Group Metals Ltd. have today approved the amalgamation of their companies to form a new company to be called Platinum Group Metals Ltd. New Millennium shareholders voted 99% in favour of the amalgamation. The Platinum Group Metals Ltd. shareholders voted 100% in favour of the amalgamation. The new Platinum Group Metals Ltd. will control a dominant position of some 350 square kilometers of mineral rights surrounding the Lac des Iles palladium mine, near Thunder Bay, Ontario, Canada's only primary palladium mine. New Millennium Metals Corporation and Platinum Group Metals Ltd. have both been working independently in the Lac des Iles-Thunder Bay and Sudbury, Ontario areas for the last two years. Both parties recognized the synergy between the companies and the added value offered by an amalgamation.

Mr. Frank Hallam, President of New Millennium Metals Corporation said, "At Lac des Iles we were finding new platinum/palladium occurrences at surface across a common property boundary. After our technical teams exchanged information, it became clear that by putting the companies together we could combine more than just technical expertise and create a unique portfolio of projects".

There are only two primary Platinum Group Element ("PGE") mines in all of the North America, Lac des Iles near Thunder Bay, and Stillwater in Montana. The combined exploration package in the new Platinum Group Metals Ltd. is the largest known exploration land package controlled by one company surrounding a primary PGE mine in North America.

Both New Millennium Metals Corporation and Platinum Group Metals Ltd. have also been working in the Sudbury, Ontario area over the past two years. Platinum Group Metals Ltd. controls a large 100% owned land position on the River Valley Intrusion east of Sudbury, adjoining drill programs for PGE's funded by the two largest producers of platinum in the world from South Africa. New Millennium Metals Corporation controls the important Agnew Lake Intrusion located west of Sudbury and has entered into an option agreement with Anglo Platinum of South Africa. Anglo Platinum is the largest producer of platinum in the world.

Mr. R. Michael Jones, President of Platinum Group Metals Ltd. and the proposed President of the merged company said, "The Sudbury assets are also a logical fit and compliment each other.

We are very excited about the combined projects that we will control, especially during this next year when we see a tight market for PGE's".

The amalgamation agreement between New Millennium Metals Corporation and Platinum Group Metals Ltd. specifies a share exchange of 1.65 New Millennium Metals Corporation shares for one Newco share and one Platinum Group Metals Ltd. share for one Newco share. Frank Hallam will join the Board of the new company along with the existing Platinum Group Metals Ltd. Board. The final step to complete the merger is the court approval hearing set for February 8, 2002, at 9:45 a.m. at the courthouse at 800 Smithe Street, Vancouver, B.C. All shareholders, security holders and creditors of Platinum Group Metals Ltd. and New Millennium Metals Corporation are entitled to appear and to make a submission regarding the amalgamation, subject to satisfying applicable requirements.

Website Update

We are presently updating our new corporate website and expect it will be completed by mid-February 2002 with the completion of the final amalgamation steps. The web address is www:platinumgroupmetals.net.

For further information contact:

Frank R. Hallam, President
New Millennium Metals Corporation
Tel: (604) 642-0662

R. Michael Jones, President
Platinum Group Metals Ltd.
Tel: (604) 899-5450

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW MILLENNIUM METALS CORPORATION

By: /s/ Frank R. Hallam
Frank R. Hallam
President

Date: January 31, 2002